FBS Global Limited

74 Tagore Lane, #02-00 Sindo Ind. Est.

Singapore 787498

August 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Thomas Jones

Re:	FBS Global Limited (CIK No. 0001938534) Registration Statement on Form F-1 (File No. 333-281514)

Ladies and Gentlemen:

FBS Holdings Limited (the “Company”) submitted a registration statement on Form F-1 (the “Registration Statement”) under the Securities Act of 1933, as amended, on August 13, 2024.

We are in receipt of a letter from the staff of the Securities and Exchange Commission (the “Staff”) dated August 27, 2024 with comments to the Registration Statement on Form F-1 filed on August 13, 2024. We are submitting this letter in response to the comments from the Staff and have reiterated the questions and provided our responses directly below each of the two comments for ease of review.

Registration Statement on Form F-1 filed August 13, 2024

Related Party Transactions, page 88

1. Please update your disclosure so that it reflects the related party transactions as of the date of the prospectus. Refer to Item 7.B of Form 20-F. Currently, your disclosure is as of March 31, 2024.

We have revised the disclosure, as requested, to provide more current related party transaction disclosures.

Exhibits

2. Please amend your filing to include a currently dated consent signed by your independent auditor. In this regard, we note that Exhibit 23.1 appears to only include your auditor’s letterhead.

We have included a complete consent of auditor in Exhibit 23.1.

If you have any questions regarding this submission, please contact Joilene Wood at (415) 305-4651.

Very truly yours,

By:	/s/ Kelvin Ang
Name:	Kelvin Ang
Title:	Chief Executive Officer

cc:	David Ficksman, TroyGould PC
R. Joilene Wood, TroyGould PC